December 1, 2005

Jay Ingram, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Fit For Business International, Inc. ("FFB")
         Registration Statement on Form SB-2
         File No. 333-122176

Dear Mr. Ingram:

We have reviewed your November 3, 2005 letter and have the following responses:

General
-------

     1. We note your revisions in response to our prior comment 1. In light of the proximity in timing between the sale of the securities held by Fort Street Equity and the loans made by Fort Street to the company, we view the sales by Fort Street as a primary offering on behalf of the company. We also believe that Fort Street was acting as an underwriter as it relates to such sales. Because the sales took place during a concurrent public registration of a company offering, the company's filing of the SB-2 may constitute general solicitation for these sales which would appear to preclude the company from relying on a private exemption from registration for that offering. Please revise your disclosure to describe the impact of a possible Section 5 violation. It would appear that you should remove the resale of these securities from the registration statement, reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, add risk factor disclosure and provide appropriate MD&A disclosure.

ANSWER: In Amendment No. 7 to Form SB-2, we have undertaken the following: (i) removed the resale of securities from the registration statement to all parties that Fort Street Equity sold options to; (ii) in FFB's financial statements we have reflected an amount subject to possible rescission and described the matter in a footnote to the financial statements; (iii) added a risk factor disclosure; and (iv) also added appropriate MD&A disclosure.

Liquidity and Capital Resources, page 22
----------------------------------------

     2.   Please update the cash balance as of the most recent practicable date.

ANSWER: In Amendment No. 7 to Form SB-2, we have updated the cash balance as of December 1, 2005.

Certain Relationships and Related Transactions
----------------------------------------------

     3. Please disclose the dates Mr. Poulsen transferred his shares in reliance on the exemption from registration contained in section 4(1). Also, we note the statement that the Form SB-2 was publicly available at the time of the transactions. Please advise us as to whether the Form SB-2 was used in connection with these issuances in an effort to satisfy the provisions of Rule 144(c)(2). If another document was used, please provide it to us supplementally. Also, discuss whether the volume limitations were met. It is required, since there is not a market, that the amount sold within three months could not exceed one percent of the shares or other units of the class outstanding. Discuss whether this condition was met. We may have further comment.

ANSWER: FFB now takes the position that the shares transferred by Mr. Poulsen are exempt from registration pursuant to the "section 4(1-1/2)" exemption. Under this exemption, where the sale of securities does not amount to a distribution (i.e., a public offering under Section 4(2) of the Securities Act of 1933), restricted securities or control securities may be resold in private transactions in reliance upon Section 4(1), regardless of the amount of securities sold and the period of time during which seller had held the securities.

Mr. Poulsen's transfer of FFB's shares fall within the "section 4(1-1/2)" exemption because such transfers were private and thus did not amount to a distribution, or public offering under Section 4(2). Generally, the sale of securities is regarded as private when the purchasers are "able to fend for themselves." SEC v. Ralston Purina Co., 346 U.S. 119 (1953). More specifically, a sale will be regarded as private when (i) the number of persons acquiring such securities is small; (ii) the persons acquiring such securities are sophisticated; (iii) the persons acquiring such securities had access to basic information relevant to the decision to purchase the securities being offered; and, (iv) the persons acquiring such shares had the necessary investment intent.

In this case, Mr. Poulsen transferred his shares to ten (10) transferees. Such transferees were sophisticated in that they were capable of evaluating the risks associated with the transaction. In addition, information about FFB was made available to the transferees at the time of the transactions. Please note that the SB-2 had not been formulated at the time such transfers took place. Eight out of the ten transferees relationship to the company have been noted in the SB-2 as being either directors, employees, licensees or contractors to the company. The other two transferees were spouses of persons related to the company. As such all transferees had access to company and financial information. Furthermore, such transferees had the necessary investment intent when they accepted the transfer of the shares.

Because the transfer of the shares by Mr. Poulsen did not amount to a distribution, the transactions are exempt from registration under the Securities Act.

Very truly yours,

ANSLOW & JACLIN, LLP
BY: s/s ANSLOW & JACLIN, LLP
         ANSLOW & JACLIN, LLP
RIA/